18 December 2006

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Director/PDMR Shareholding

Reed Elsevier has received notification that Mr Patrick Tierney, a director of Reed Elsevier PLC and Reed Elsevier NV, exercised on 15 December 2006 an option granted to him under the Reed Elsevier Group plc Executive Share Option Scheme over 25,000 Reed Elsevier PLC ordinary shares at an option price of 451.50p per share, and 16,000 Reed Elsevier NV ordinary shares at an option price of €9.34 per share. Mr Tierney retained all of the shares following exercise.

As a consequence of the above transaction, the interest of Mr Tierney in the issued share capital of Reed Elsevier has increased to the equivalent of:

72,212 ordinary shares in Reed Elsevier PLC; and

48,090 ordinary shares in Reed Elsevier NV.